Exhibit 99.1

Attunity Acquires RepliWeb to Offer Extensive Data and Content
Replication Platform for Cloud and Enterprise Data Centers
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Strategic Acquisition Will Drive Growth and Nearly Double Revenues by End of 2012

Burlington, MA– September 7, 2011 – Attunity Ltd. (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time data integration software, today announced that it has signed a definitive agreement to acquire RepliWeb Inc., a U.S.-based leading provider of enterprise file replication and managed file transfer technologies. With this strategic acquisition, Attunity will become one of the leading software vendors offering the broadest line of replication solutions, enabling access, sharing and distribution of both data and content across heterogeneous IT platforms in enterprise data centers and Cloud environments. With more than 1,500 customers worldwide, RepliWeb is a profitable business that generated approximately $8 million in revenue during 2010.

"This acquisition is an important milestone that will help Attunity to grow faster through the introduction of new software technologies and broader base of established customers," said Shimon Alon, Attunity’s Chairman and CEO. "In addition to its strategic importance, this transaction will nearly double our revenues by the end of 2012 and accelerate our organic growth, thereby creating the necessary platform to drive earnings power and enhance shareholder value."

Mr. Alon added: "This acquisition will allow Attunity to target new addressable markets, develop opportunities with existing and new OEM channel partners, as well as benefit from RepliWeb’s large customer base. Through the integration of RepliWeb’s leading enterprise file replication and managed file transfer technologies with Attunity’s established data integration and replication platforms, we expect to solidify our position as a leading provider in the Cloud environment and broaden our enterprise replication capabilities. We also plan to deliver optimized solutions for high-performance data and content replication, synchronization and distribution across Cloud environments and enterprise data centers once the new organization is fully-integrated.”

Yossi Moriel, Founder and CEO of RepliWeb, said: “We are excited to join forces with the Attunity team. Together, we are creating the broadest replication framework for the enterprise IT industry. The combination of our products, technology, and vision represents a unique offering to the markets we serve. Leveraging Attunity's long-term partnerships with the world’s largest technology vendors will enable the combined organization to expand its business and lead the Data and Content replication industry, solving next generation challenges for On-Premise and Cloud needs. This acquisition strongly emphasizes our non-compromising commitment to our loyal customer base to deliver the best solutions in the market.”

Under the terms of the agreement, Attunity will acquire 100% of RepliWeb for $7.8 million (net of cash acquired).

The transaction, which is subject to customary closing conditions, is expected to close by the end of September 2011.

Additional details regarding the proposed transaction are included in the Report on Form 6-K that the Company will furnish to the Securities and Exchange Commission (SEC) in the next few days.

About RepliWeb

Headquartered in Coconut Creek, FL, RepliWeb provides enterprise software and world-class support that ensures information and application availability throughout distributed IT infrastructures. Founded in 2000, with operations in the US, UK, and Israel, RepliWeb has an installed base of over 1,500 customers, and has a diverse portfolio of collaborate partnerships with Software Companies, Managed and Cloud Service Providers, and System Integrators.

RepliWeb's products are built on over a decade's worth of expertise and dynamic thought leadership in IT automation, scheduling, and transfer acceleration technologies. The company is an industry recognized leader in Application Release Automation, Managed File Transfer, Enterprise File Replication, SharePoint, and Cloud infrastructures and helps power some of the most important production environments.

About Attunity

Attunity is a leading provider of real-time data integration software that enables information access and availability across data centers and the cloud. Our offering includes software solutions such as Attunity Stream®, a real-time change-data-capture (CDC) software, our Operational Data Replication (ODR) solution and Attunity Connect®, our real-time connectivity software. Using Attunity's software solutions, our customers enjoy dramatic business benefits by enabling real time access to information where and when needed, across the maze of heterogeneous systems making up today's IT environment in enterprise data centers and in the cloud.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners.

For more information, visit www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the expected closing of the proposed acquisition, future growth of revenues or other expected benefits of the proposed acquisition, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations.

Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to the proposed acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and ability to repay debt and timing thereof including the timely acceptance of payments due from Microsoft; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ.

For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© 2011 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com